Exhibit 1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB SYSTEMS REPORTS Q4 FINANCIAL RESULTS
Generates record fourth-quarter revenues

Toronto, ON - March 29 2006 - ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today its interim financial results for the fourth quarter ended December 31, 2005. All figures are in Canadian dollars.

Exceeding its previous guidance, ADB reported record fourth-quarter revenues of $1.83 million. This total represents an increase of 63 percent over the $1.12 million in revenues generated in Q3 of 2005 and an increase of 20 percent over the $1.53 million generated in Q4 of 2004. Total revenues for 2005 were $5.78 million, an increase of 17 percent when compared to the $4.93 million generated in 2004. Revenues were comprised of software license sales, service and application hosting fees.

In accordance with generally accepted accounting principles (GAAP), ADB reported a net loss for the fourth quarter of $785,000 or $0.01 per basic share. ADB reported a net loss in the third quarter of 2005 of $800,000 or $0.01 per basic share. In the fourth quarter of 2004, ADB reported a net loss of $773,000 or $0.01 per basic share. ADB reported a net loss of $3.50 million dollars for year ended 2005, an improvement of 31 percent over the net loss of $5.1 million reported at the end of 2004.

“With a year-over-year revenue growth of approximately $850,000 and a decrease in operating expenses of more than $1 million, which resulted in a reduction in net loss of $1.6 million in 2005 over 2004, we are beginning to experience very favorable trends,” said Jeff Lymburner, CEO of ADB Systems.

As at December 31, 2005, ADB held cash and marketable securities totaling $291,000. On February 9, 2006, ADB announced that it had secured gross proceeds of $755,000 through a private placement.

Operating highlights
In addition to its financial performance, ADB completed a number of operating activities in the quarter:

- more -

ADB reports Q4 results/2

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GE Asset Manager, LLC, the company’s joint venture with GE, signed a cooperative agreement with the National Auctioneers Association, the largest international association of its kind, to provide access for qualified members to a private-branded version of Asset Appraiser, a web-based tool for managing the appraisal process.

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Chris Bulger was named chairman of ADB’s board of directors. The appointment allows the company to conform with corporate governance best practices whereby the duties of the chairman and the CEO are split.

-	ADB completed customized application development projects for a number of its customers, including BP, GE and Paramount Resources.
-	The National Health Service expanded its use of ADB’s procurement technology, integrating the Sandwell PCT, Luton and Dunstable trusts within its electronic purchasing initiative.

“Our clear progress in 2005 provides the basis for continued growth and improvement across a number of areas,” Mr. Lymburner said. “In particular, we believe that a significant number of our customer and operational activities in 2006 will be generated through our joint venture initiative with GE.”

ADB will hold a conference call at 10:00 a.m. (Eastern time) on Thursday, March 30 to discuss its financial results and review operational activities. Investors and followers of ADB can listen to a live broadcast of the call from the investor relations section of the company’s website, www.adbsys.com.

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Financing, Halliburton Energy Resources, the National Health Service, Paramount Resources, Star Energy, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@adbsys.com

(financial tables follow)

ADB Systems International Ltd.
Consolidated Balance Sheets
(expressed in thousands of dollars)
(Canadian GAAP, Unaudited)

	December 31	December 31	December 31
	2005	2005	2004
	(unaudited)	(unaudited)	(audited)
	(in $C)	(in $US)	(in $C)

		1.1656
		translated
		into $US at
		Cdn$ 1.1656
		for
		convenience
Cash	$278	$239	$440
Restricted Cash	$-	$-	$-
Marketable securities	13	11	13
Other current assets	1,295	1,112	1,743
Other assets	257	220	297
Total assets	$1,843	$1,581	$2,493

Accounts payable and accrued liabilities	$2,129	$1,827	$1,680
Due to related parties	137	118	-
Deferred revenue	141	121	135
Current portion of secured subordintated notes	343	294	-
Non-current portion of secured subordintated notes	1,800	1,544	1,684
Minority interest	3	3	3
Total shareholders' deficiency	(2,710)	(2,326)	(1,009)
Total liabilities and shareholders' equity (deficiency)	$1,843	$1,581	$2,493

ADB Systems International Ltd.
Consolidated Statements of Operations
(expressed in thousands of dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Year Ended
	December 31			December 31
	2005	2005	2004	2005	2005	2004
	($C)	($US)	($C)	($C)	($US)	($C)
		translated			translated
		into US$ at			into US$ at
		Cdn$ 1.1656			Cdn$ 1.1656
		for			for
		convenience			convenience
Revenue	$1,830	$1,570	$1,529	$5,775	$4,955	$4,930
Operating expenses
General and administrative	1,159	994	1,020	4,204	3,607	4,365
Customer service and technology	965	828	880	3,587	3,077	3,257
Sales and marketing costs	149	128	149	534	458	749
Employee stock options	85	73	-	154	132	39
Depreciation and amortization	35	30	94	132	113	1,190
Losses (gains) on disposal of capital assets	-	-	-	-	-	1
Other income	2	2	-	(42)	(36)	-
Total operating expenses	2,395	2,056	2,143	8,569	7,353	9,601
Loss from operations	(565)	(486)	(614)	(2,794)	(2,397)	(4,671)

Interest expense
Cash interest expense	98	84	68	312	268	173
Accretion of secured subordinated notes	128	110	94	405	347	266
Interest income	(6)	(5)	(3)	(10)	(9)	(6)
	220	189	159	707	607	433

Net Income/(Loss)	$(785)	$(674)	$(773)	$(3,501)	$(3,005)	$(5,104)
Basic earnings/(loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.05)	$(0.04)	$(0.08)
Weighted average common shares	74,120	74,120	64,417	72,904	72,904	61,938